Exhibit 99.1

ParaZero Received Regulatory Approval in Europe for its Drone Safety System

ParaZero’s SafeAir M-300/ M-350 Pro parachute systems comply with key safety requirements, enabling drone operators to enhance their operational scope

Tel Aviv, Israel, Nov. 18, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on safety systems for defense and commercial drones and urban air mobility aircraft, announces that it has received the Design Verification Report (DVR) approval from the European Union Aviation Safety Agency (EASA) for its SafeAir M-300 Pro and SafeAir M-350 Pro parachute safety kits. This approval adds to ParaZero’s portfolio of previously granted approvals from the Federal Aviation Administration (FAA), alongside additional territories.

The EASA DVR confirms that ParaZero’s SafeAir M-300/ M-350 Pro parachute systems comply with key safety requirements, enabling drone operators to enhance their operational scope under the Specific Operations Risk Assessment (SORA) process. The approval allows operators to:

Fulfill the ‘Enhanced Containment’ Requirement: The SafeAir systems meet compliance with the Light-UAS.2511 standard, offering robust flight termination capabilities that provides an additional safety layer when operating near high-risk areas such as crowded locations or critical airspaces.

Reduce Ground Risk Class by One Point: The systems also comply with the Light-UAS.2512 standard for impact mitigation. This reduction in the rated Ground Risk Class grants operators more flexibility in executing medium-risk missions, including those beyond visual line of sight and near populated areas.

EASA’s stamp of approval strengthens ParaZero’s technology as a trusted solution for drone operations throughout Europe, ensuring safer, more versatile missions for commercial operators.

“This certification reinforces our dedication to safety and innovation in the drone industry,” said Boaz Shetzer, CEO at ParaZero. “With the DVR, operators can now conduct more complex missions with greater confidence, shortening the approval process and expanding their operational capabilities.”

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero develops and manufactures smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its dedication to safety and innovation in the drone industry. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com